BRAMPTON CREST INTERNATIONAL, INC .
12515 Orange Drive, Suite 814
Davie, FL 33330
(954) 475-1260

December 17, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

Re:	Brampton Crest International, Inc. Item 4.02 Form 8K filed November 13, 2008 File No. 000-51207

Dear Tracey McKoy and Rufus Decker:

Below are the responses to your comments as to your letter of November 14, 2008:

1.
Please amend your Form 8_K to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant’s independent account the matters disclosed in the filing pursuant to Item 4.02 (a). You should file you amendment as a Form 8-K/A with the Item 4.02 designation

We have noted your comment and have filed form 8-K/A including a statement that the filing was discussed with the registrant’s independent accountant the matters disclosed in the filing pursuant to Item 4.02 (a). The Company’s Chief Financial Officer, Brad Hacker discussed the filing with its independent accountant.

The Company hereby acknowledges:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•           Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Bryan Norcross

Chief Executive Officer
Date:  December 17, 2008